SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM 11-K

                                   ----------

|X|   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
      1934

      For the fiscal year ended December 31, 2002

                                       OR

|_| TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the transition period from _____________ to ______________

                          -----------------------------

                          COMMISSION FILE NUMBER 1-7657

                          -----------------------------

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          LEHMAN BROTHERS SAVINGS PLAN

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          LEHMAN BROTHERS HOLDINGS INC.
                               745 Seventh Avenue
                               NEW YORK, NY 10019

                          Lehman Brothers Savings Plan

                              Financial Statements
                            and Supplemental Schedule

                     Years Ended December 31, 2002 and 2001

                                    Contents

Report of Independent Auditors..............................................   1

Financial Statements

Statements of Net Assets Available for Plan Benefits........................   2
Statements of Changes in Net Assets Available for Plan Benefits.............   3
Notes to Financial Statements...............................................   4

Supplemental Schedule

Schedule H, Line 4(i)--Schedule of Assets Held at End of Year...............  11

                         Report of Independent Auditors

Employee Benefit Plans Committee
Lehman Brothers Holdings Inc.

We have audited the accompanying statements of net assets available for plan benefits of the Lehman Brothers Savings Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held at end of year as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                /s/ Ernst & Young LLP

June 10, 2003

                          Lehman Brothers Savings Plan

              Statements of Net Assets Available for Plan Benefits

                                                              December 31,
                                                          2002            2001
                                                        ------------------------
                                                             (in thousands)
Assets
Investments, at fair value                              $539,931        $582,217
Cash and short-term investments                               --              27
Participant loans                                          6,733           6,487
Other receivables                                          2,753           2,120
                                                        ------------------------
Total assets                                             549,417         590,851

Liabilities
Accrued and other liabilities                                 70              --
                                                        ------------------------
Net assets available for plan benefits                  $549,347        $590,851
                                                        ========================

See Notes to Financial Statements.

                          Lehman Brothers Savings Plan

         Statements of Changes in Net Assets Available for Plan Benefits

                                                        Years Ended December 31,
                                                            2002          2001
                                                        ------------------------
                                                              (in thousands)
Investment income (loss):
   Interest and dividends                               $  13,933     $  13,485
   Net realized and unrealized depreciation in fair
     value of investments                                 (86,345)      (83,964)
                                                        -----------------------
                                                          (72,412)      (70,479)

Contributions:
   Employer                                                 2,989         2,120
   Participants                                            54,024        49,695
   Rollovers                                                5,538         7,472
                                                        -----------------------
                                                           62,551        59,287

Transfers in from other Plans:
 E.F. Hutton & Company Inc. Universal Savings
   Account Plan                                                --         3,976
 Lehman Brothers Savings Plan for Former
   Employees of E.F. Hutton & Company Inc.                     --         7,663
 Lehman Brothers Bank FSB Employee 401(k) Plan                565            --
                                                        -----------------------
Total Transfers in from other Plans                           565        11,639

Administrative fees                                          (510)         (279)
Participant withdrawals                                   (31,698)      (25,022)
                                                        -----------------------
                                                          (32,208)      (25,301)

Net decrease                                              (41,504)      (24,854)
Net assets available for plan benefits, beginning
   of year                                                590,851       615,705
                                                        -----------------------
Net assets available for plan benefits, end of year     $ 549,347     $ 590,851
                                                        =======================

See Notes to Financial Statements.

                          Lehman Brothers Savings Plan

                                December 31, 2002

1.    Description of the Plan

General

The Lehman Brothers Savings Plan (the "Plan") is a defined contribution plan. The Plan became effective January 1, 1984 and was most recently amended and restated on June 28, 2002. Under the terms of the Plan, qualified employees of Lehman Brothers Holdings Inc. ("Lehman") and its participating subsidiaries (collectively, the "Company") are eligible to participate in the Plan as soon as administratively possible following their date of employment.

The Lehman Brothers Bank FSB Employee 401(k) Plan (the "Bank Plan") was merged into the Plan, effective January 2, 2002. The E.F. Hutton and Company Inc. Universal Savings Account Plan (the "USA Plan") and the Lehman Brothers Savings Plan for Former Employees of E.F. Hutton & Company Inc. (the "Former Employees Plan") were merged into the Plan on June 20, 2001.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). A complete description of the Plan is contained in the Plan document available to all participants from the Plan Administrator.

Contributions

Upon enrollment, a participant may elect to contribute, on a pre-tax basis, between one and twenty-five percent of eligible compensation, as defined in the Plan document. The Company may make a contribution, in Lehman stock or cash, on behalf of eligible participants who have 12 months of service and are employees on the last day of the Plan year. The amount of the contribution, if any, will be determined by the Company's Board of Directors. If a Company contribution is made it will be allocated as follows:

      1. Participants with annual compensation below $37,800 per year, who are not Investment Representatives, Investment Representative Trainees, Branch Managers, or Institutional Salespeople, will receive a Company contribution of $400 plus a matching contribution of 100 percent of the first $600 of their pre-tax contributions.

      2. Participants with annual compensation between $37,800 and $100,000 per year will receive a matching contribution of up to 100 percent of the first $1,000 of their pre-tax contributions, only if there are funds remaining after contributions are made for the participants making less than $37,800 per year.

      3. Company contributions are not made for participants with annual compensation in excess of $100,000 per year.

For the 2002 and 2001 plan years, Company contributions were made in cash which was invested in the Lehman Brothers Common Stock Fund.

                          Lehman Brothers Savings Plan

                                December 31, 2002

1.    Description of the Plan (continued)

Participant's pre-tax contributions are not subject to tax until distribution. The Internal Revenue Code of 1986, as amended (the "Code"), provides that pre-tax contributions (and any elective deferrals to other plans containing a cash or deferred arrangement) will be included in a participant's gross income to the extent such contributions exceed the statutory limitation. The maximum limitation amount was $11,000 for 2002 and $10,500 for 2001. The Company's contributions on behalf of a participant, as well as the income and appreciation on amounts invested in the Plan, are also not subject to tax until distributed.

As allowed under the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA"), the Plan was amended to allow participants to contribute Catch-Up contributions, as defined in EGTRRA, to the Plan. The Plan has been amended, effective January 1, 2002, to allow participants who are age 50 or over as of the end of the Plan Year to make additional pre-tax contributions, known as catch-up contributions. Section 414(v) of the Act limits catch-up contributions to a specific dollar amount. The maximum catch-up contribution for 2002 was $1,000

Rollover contributions represent contributions to the Plan of certain assets previously held on behalf of participants by other qualified plans.

Valuation of Participant Accounts

Separate accounts are maintained for each participant whereby the participant's account is credited for contributions and credited or charged, as appropriate, for investment experience. Participant accounts are also charged for withdrawals and loans. The periodic allocation of investment experience is based upon the participant's beneficial interest in each of the investment funds on the valuation date.

Investments

Investment of contributions among the investment funds can be made in increments of 1%, with a maximum of 50% of contributions permitted to be invested in Lehman Brothers Common Stock Fund. Participants can elect to change their contribution rate and investment direction of new contributions on a daily basis. Participants may also elect to transfer existing fund balances among investment funds on a daily basis.

                          Lehman Brothers Savings Plan

                                December 31, 2002

1.    Description of the Plan (continued)

The following table presents the fair value of investments held by the Plan at December 31, 2002 and 2001, respectively:

                                                             December 31,
                                                         2002            2001
                                                       ------------------------
                                                              (in thousands)
Investments, at fair value:
   Mutual Funds                                        $288,909        $324,368
   Stable Value Fund                                    149,507         130,147
   Lehman Brothers Holdings Inc. Common Stock            70,887          92,397
   American Express Company Common Stock                 30,628          35,305
                                                       ------------------------
Total                                                  $539,931        $582,217
                                                       ========================

The following table presents the net depreciation in fair value of investments held by the Plan at December 31, 2002 and 2001, respectively:

                                                       Years Ended December 31,
                                                          2002           2001
                                                       ------------------------
                                                             (in thousands)
   Net (depreciation) in fair value of investments:
     Mutual Funds                                      $(68,338)       $(64,184)
     Lehman Brothers Holdings Inc. Common Stock         (17,835)           (248)
       American Express Company Common Stock               (172)        (19,532)
                                                       ------------------------
Total                                                  $(86,345)       $(83,964)
                                                       ========================

                          Lehman Brothers Savings Plan

                                December 31, 2002

1.    Description of the Plan (continued)

The following is a schedule of investments held in excess of 5% of the net assets available for plan benefits at the end of 2002 and 2001:

             Funds                                              Fair Value
                                                              at December 31,
                                                            2002          2001
                                                          ---------------------
                                                              (in thousands)

Lehman Brothers Common Stock Fund                         $70,887       $92,397
Vanguard Institutional Index Fund                          64,482        78,621
Fidelity Large-Cap Stock Fund                              61,129        82,699
Fidelity US Bond Index                                     31,274            --
American Express Company Common Stock Fund                 30,628        35,305
Putnam International Growth Fund                           28,843        34,446
Bank of America, Contract #99-238                          27,781            --
JPMorgan Chase Bank, Contract #4311429-T                   27,665            --

Benefits

A participant may elect, after attaining the age of 59-1/2, to withdraw all or a portion of the value of their accounts, provided that each withdrawal is at least $1,000 (or is 100% of the value of their account if less than $1,000). Withdrawals by actively employed participants, before the age of 59-1/2, are permitted for pre-tax contributions and pre-1989 earnings thereon, only after meeting specified financial hardship criteria and after obtaining approval from the Employee Benefit Plans Committee of the Company. Participants can elect to withdraw all or a portion of their rollover contributions made to the Plan.

Although hardship and rollover withdrawals are allowed, a participant may be subject to an additional 10% tax imposed by the Code. If a participant's employment with the Company terminates for a reason other than death, any distributions made before age 59-1/2 must be paid to the participant in the form of a lump-sum payment. However, if the balance in a participant's account exceeds $5,000, payment will not be made before age 65 without prior consent. Upon death, the balance in the participant's account is paid to the designated beneficiary (as provided by the Plan) in a lump-sum payment.

                          Lehman Brothers Savings Plan

                                December 31, 2002

1.    Description of the Plan (continued)

Vesting

Plan participants are 100 percent vested in all amounts in their respective Plan accounts.

Income Tax Status

The Plan received a determination letter from the Internal Revenue Service ("IRS") dated February 14, 1995, stating that the Plan is qualified under
Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. The Plan has been amended and restated in its entirety subsequent to the receipt of the determination letter. During 2002, Lehman filed a restated Plan with the IRS. The Restated Plan incorporates all amendments enacted through January 11, 2002 and any further changes deemed necessary or advisable to comply with changes in applicable law. The Plan expects to receive a new determination letter from the IRS once the restatement is accepted.

Participant Loans Receivable

Participants may borrow from their plan accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loan terms range from 1 year to 5 years or up to 10 years for the purchase of a primary residence as long as documentation is provided. The loans are secured by one half of the balance in the participant's accounts and bear interest at the rate of prime plus one. Principal and interest are paid ratably through biweekly, semi-monthly or monthly payroll deductions, depending on the frequency with which the employee is paid. Participants who terminate with outstanding loan balances have until the end of the quarter following the quarter in which they terminate to pay the balance of their loan in full, in one lump sum payment. Loans not repaid in that timeframe will be reported as taxable distributions. Outstanding loan balances will also be treated as taxable distributions for those participants who request a distribution of their account prior to repaying their loan. For the years ended December 31, 2002 and 2001, $406,614 and $154,015, respectively, in outstanding loan balances have been reported as taxable distributions to participants.

                          Lehman Brothers Savings Plan

                                December 31, 2002

2.    Summary of Significant Accounting Policies

Valuation of Investments

Investments in mutual funds are valued at the quoted redemption prices on the last business day of the Plan year. Investments in the common stock of American Express and the Company are valued at the quoted market price on the last business day of the Plan year. Short-term investments and deposits with insurance companies in connection with contracts are valued at cost plus accrued interest, which approximate fair value. Interest rates on deposits with insurance companies were 5.05% in 2002 and 6.05% in 2001. The Funds invested in deposits with insurance companies are guaranteed by the insurer as to principle plus interest.

Unpriced securities are generally not traded on any public exchange and are valued at $0.

Purchase and sales of securities are reflected on a trade-date basis.

Dividend and Interest Income

Dividend income is recorded on the ex-dividend date. Income from other investments is recorded on the accrual basis.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires the use of estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

3.    Third Party Administrative Fees

Except to the extent paid by the Company, all expenses of the Plan are paid by the Plan. In 2002 and 2001, the Plan was charged $510,625 and $279,002 for third party administrative expenses incurred during the respective years. The Company paid all expenses not directly relating to the administration of the Plan.

                          Lehman Brothers Savings Plan

                                December 31, 2002

4.    Plan Termination

While it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions set forth in ERISA and the Code.

5.    Subsequent Events

The Plan was amended, effective February 1, 2003, to provide past service credit to anyone employed by Lincoln Capital Management, LLC ("Lincoln") on January 31, 2003 who became an employee of Lehman Brothers on February 1, 2003.

                              Supplemental Schedule

                                                                EIN: #13-3216325
                                                                       Plan #003

                          Lehman Brothers Savings Plan

          Schedule H, Line 4(i)--Schedule of Assets Held at End of Year

                                December 31, 2002

                                                                           Par Value/      Current Value
                                                                           Number of      at December 31,
                                                                            Shares              2002
                                                                        -----------------------------------
Fixed Income Fund
Bank of America:
   Contract #99-238                                                         27,780,520     $  27,780,520
Continental Assurance Co.
     Contract # 63205001                                                    15,141,537        15,141,537
ING Life Insurance and Annuity Co.
   Contract # 60014                                                         16,955,857        16,955,857
JPMorgan Chase Bank
   Contract # 431429-T                                                      27,664,651        27,664,651
Monumental Life Insurance Co.
    Contract # 568 FR                                                        7,266,189         7,266,189
    Contract # 498 TR                                                        9,018,908         9,018,908
New York Life Insurance Co.
    Contract # 30727                                                         2,663,073         2,663,073
State Street Bank & Trust
    Contract # 101060                                                       13,542,901        13,542,901
Transamerica Life Insurance
    Contract # 51499-0                                                       1,269,251         1,269,251
UBS AG
   Contract # 5085                                                          22,833,553        22,833,553
Fidelity Management Trust Co. (a)
   Contract # GDLE                                                           5,370,967         5,370,967
                                                                                           -------------
                                                                                             149,507,407
Stock Funds
American Express Company Common Stock (a)                                4,035,252.032        30,627,563
Lehman Brothers Holdings Inc. Common Stock - cost, $38,599,982 (a)      10,707,942.655        70,886,580
                                                                                           -------------
                                                                                             101,514,143
Mutual Funds
Fidelity Select Computers (a)                                                2,726.889            60,101
Fidelity Select Electronics (a)                                             20,927.715           510,008
Fidelity Equity Income (a)                                                  48,101.226         1,908,176
Fidelity Select Software (a)                                                10,773.456           392,800
Fidelity Capital and Income (a)                                          3,204,133.924        20,121,961
Fidelity Select Biotech (a)                                                 29,830.017         1,155,317
Fidelity Select Healthcare (a)                                              12,814.476         1,306,820
Fidelity Select Technology (a)                                              21,063.506           794,094
Fidelity Select Telecomm (a)                                                 9,732.929           248,871
Fidelity Asset Manager (a)                                               1,253,893.968        17,303,737
Fidelity Low Price Stock (a)                                               507,675.072        12,778,182
Fidelity Aggressive Growth (a)                                             722,472.325         8,084,465
Fidelity Large-Cap Stock (a)                                             5,482,421.469        61,128,999
Fidelity Freedom 2010 (a)                                                   40,482.659           463,122
Fidelity Freedom 2020 (a)                                                  126,477.869         1,345,725
Fidelity Freedom 2030 (a)                                                   64,393.306           659,387
Fidelity Select Developing Comm (a)                                          6,376.588            62,937
Fidelity US Bond Index (a)                                               2,782,420.601        31,274,408

                                                                EIN: #13-3216325
                                                                       Plan #003

                          Lehman Brothers Savings Plan

          Schedule H, Line 4(i)--Schedule of Assets Held At End of Year

                                December 31, 2002

Fidelity Freedom 2040 (a)                                     53,443.101     $     313,177
Pimco Emerging Co Is                                          88,961.780         1,409,155
Pimco TOT Return Adm                                         935,570.977         9,982,542
Drey Fndrs Discvry F                                          13,240.043           252,090
NB Genesis Trust                                              94,952.747         2,671,970
Strong Opportunity                                            90,274.574         2,590,880
Templeton Dev Mkts A                                          50,828.022           508,280
Janus Adv Wrldwide I                                          27,599.577           596,427
Vanguard Inst Index                                          801,518.818        64,482,189
LB 10 Uncommon Val (a)                                     4,195,283.886        14,054,201
Putnam Intl Growth A                                       1,757,659.617        28,843,194
MFS Value Fund A                                              59,168.149           977,458
Vanguard Tot Stk Mkt Adm                                      99,367.499         1,993,904
Hartford Cap App IA                                            9,836.090           311,811
TRP Mid Cap Value                                             21,413.562           321,203
                                                                             -------------
                                                                               288,907,591

Self Directed Accounts
Monte Carlo Corp. *                                                1,000                --
Omnimax Inc. *                                                     2,000                --
Paratech International Inc. *                                      4,000                --
Buscemi's Intl Inc/New *                                              20                --
Westmore Intl Inc. *                                                 500                --
Strips-Tint-05/15/2008                                             2,000             1,697
First Capital Holdings Corp. *                                       100                --
Access International Education Ltd.                                   80                 8
Xebec *                                                              700                --
                                                                             -------------
                                                                                     1,705

Total Investments before Loan Account                                          539,930,846

Loan Account (interest rate ranges from 5.25% to 11.50%)                         6,733,026
                                                                             -------------
Total Investments                                                            $ 546,663,872
                                                                             =============


*     Unpriced Securities, valued at zero

(a)   Indicates party-in-interest to the Plan

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Lehman Brothers Holdings Inc. Employee Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        LEHMAN BROTHERS SAVINGS PLAN


                                        By: /s/ Wendy M. Uvino
                                           ---------------------------------
                                            Wendy M. Uvino
                                            Lehman Brothers Holdings Inc.
                                            Employee Benefit Plans Committee

June 27, 2003

                                  EXHIBIT INDEX

Exhibit No.       Description
-----------       -----------

23                Consent of Independent Auditors

99.01 Statement of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.02 Statement of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002